TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports fourth quarter and 2016 financial results

Saskatoon, Saskatchewan, Canada, February 9, 2017 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter and year ended December 31, 2016 in accordance with International Financial Reporting Standards (IFRS).

“The past year proved to be another difficult period for the uranium market,” said president and CEO, Tim Gitzel. “However, despite the uranium spot price hitting a 12-year low, the performance of our core business – uranium – was solid, and in line with our outlook.”

“Our uranium segment remained strong and drove over 90% of our 2016 gross profit, although our earnings reflect the consequences of a weak uranium market and our resolve to take the necessary steps to strengthen our core business. While we expect those steps to benefit our performance over time, they involved up-front costs, which impacted our results. In the current market environment, it can be difficult to see beyond the weakness that has persisted for almost six years. However, as we look to the future, we see continued growth in reactor construction and, consequently, increasing uranium demand. We believe that with our focus on value and our tier-one assets, we are well positioned to seize that demand.”

Summary of 2016 results and developments:

•	Net loss of $62 million largely due to impairment charges of $362 million; adjusted net earnings $143 million: Strategic changes and market weakness impacted our 2016 financial results:

•	We recognized an impairment charge for the full carrying value of Rabbit Lake ($124 million –second quarter) and the full carrying value of our interest in Kintyre ($238 million – fourth quarter).

•	We incurred costs related to the suspension of production at our Rabbit Lake operation, curtailment of production at Cameco Resources’ US ISR operations and the corresponding reduction of the workforce at these sites and at our corporate office.

•	Core uranium business continued to outperform market: We delivered on our annual outlook with an average realized price in our uranium segment that was 60% higher than the average spot price for the year.

•	Contract portfolio optimization: We continue to work with certain customers to optimize the value of our existing contract portfolio, converting their future uncertainty to present value where it was beneficial to us, resulting in the cancellation of two contracts during the third quarter for financial gains of $59 million, reflected as other income.

•	Tier-one focus: We continued to focus on lowering our costs and improving efficiency amid difficult uranium market conditions. Our 2016 cash cost per pound decreased and annual production totalled 27 million pounds—5% higher than our guidance as a result of Cigar Lake exceeding expectations.

•	2016 JV Inkai Restructuring Agreement: We signed an agreement with our partner Kazatomprom and JV Inkai to restructure and enhance JV Inkai. Upon closing, we expect the new agreement to strengthen and extend our partnership with another global leader in uranium mining.

Also of note:

•	TEPCO contract termination: On February 1, 2017, we announced that on January 31, 2017, Tokyo Electric Power Company Holdings Inc. (TEPCO), alleging force majeure, confirmed that it would not withdraw a contract termination notice it provided to Cameco Inc. with respect to a uranium supply agreement, which affects approximately 9.3 million pounds of uranium deliveries through 2028, worth approximately $1.3 billion in revenue to Cameco.

•	Further cost reductions: On January 17, 2017, we announced planned operational changes including a 10% reduction of the workforce at the McArthur River, Key Lake and Cigar Lake operations, changes to shift rotation schedules, and changes to the commuter flight services at the sites, which are all expected to further reduce costs and improve efficiency at our uranium mining operations.

•	Changes to our disclosure: In our 2016 annual management’s discussion and analysis (MD&A) we have modified and added to the disclosure of our outlook for 2017. The intention of the changes is to help investors better understand our business and improve the alignment of expectations.

HIGHLIGHTS	THREE MONTHS ENDED DECEMBER 31		YEAR ENDED DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2016	2015	2016	2015
Revenue	887	975	2,431	2,754
Gross profit	157	282	463	697
Net earnings (loss) attributable to equity holders	(144)	(10)	(62)	65
$ per common share (diluted)	(0.36)	(0.03)	(0.16)	0.16
Adjusted net earnings (non-IFRS, see page 3)	90	151	143	344
$ per common share (adjusted and diluted)	0.23	0.38	0.36	0.87
Cash provided by operations (after working capital changes)	255	503	312	450

The 2016 annual financial statements have been audited; however, the 2015 fourth quarter and 2016 fourth quarter financial information presented is unaudited. You can find a copy of our 2016 annual MD&A, and our 2016 audited financial statements, on our website at cameco.com.

	CHANGES IN EARNINGS
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings - 2015	65	344

	Change in gross profit by segment
	(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)

Uranium	Lower sales volume	(16)	(16)
	Lower realized prices ($US)	(129)	(129)
	Foreign exchange impact on realized prices	30	30
	Higher costs	(49)	(49)

	change – uranium	(164)	(164)

Fuel services	Lower sales volume	(4)	(4)
	Higher realized prices ($Cdn)	25	25
	Higher costs	(19)	(19)

	change – fuel services	2	2

NUKEM	Gross profit	(69)	(71)

	change – NUKEM	(69)	(71)

Other changes
	Higher administration expenditures	(20)	(20)
	Higher impairment charges	(147)	—
	Higher exploration expenditures	(2)	(2)
	Rabbit Lake reclamation gain	34	—
	Higher loss on disposal of assets	(21)	(21)
	Lower loss on derivatives	315	19
	Higher foreign exchange losses	(65)	(65)
	Gain on customer contract settlements	59	59
	Higher income tax recovery	(49)	63
	Other	—	(1)

	Net earnings – 2016	(62)	143

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and is adjusted for impairment charges, NUKEM purchase price inventory recovery, Rabbit Lake reclamation provision adjustment, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the years ended 2016 and 2015.

	THREE MONTHS ENDED DECEMBER 31		YEAR ENDED DECEMBER 31
($ MILLIONS)	2016	2015	2016	2015
Net loss attributable to equity holders	(144)	(10)	(62)	65

Adjustments
Adjustments on derivatives	23	10	(130)	166
NUKEM purchase price inventory recovery	—	—	(6)	(3)
Impairment charges	238	210	362	215
Rabbit Lake reclamation provision adjustment	(28)	—	(34)	—
Income taxes on adjustments	1	(59)	13	(99)

Adjusted net earnings	90	151	143	344

Selected segmented highlights

			THREE MONTHS ENDED DECEMBER 31			YEAR ENDED DECEMBER 31
HIGHLIGHTS			2016	2015	CHANGE	2016	2015	CHANGE
Uranium	Production volume (million lbs)		7.1	9.6	(26)%	27.0	28.4	(5)%

	Sales volume (million lbs)[1]		11.7	11.2	4%	31.5	32.4	(3)%

	Average realized price	($US/lb)	38.04	46.36	(18)%	41.12	45.19	(9)%
		($Cdn/lb)	50.51	61.24	(18)%	54.46	57.58	(5)%

	Revenue ($ millions)[1]		589	687	(14)%	1,718	1,866	(8)%

	Gross profit ($ millions)		143	257	(44)%	444	608	(27)%

Fuel services	Production volume (million kgU)		1.9	3.4	(44)%	8.4	9.7	(13)%

	Sales volume (million kgU)[1]		4.0	4.5	(11)%	12.7	13.6	(7)%

	Average realized price	($Cdn/kgU)	26.03	21.88	19%	25.37	23.37	9%

	Revenue ($ millions)[1]		104	99	5%	321	319	1%

	Gross profit ($ millions)		19	21	(10)%	63	61	3%

NUKEM	Uranium sales (million lbs)[1]		3.1	3.7	(16)%	7.1	10.7	(34)%

	Average realized price	($Cdn/lb)	46.63	52.22	(11)%	47.90	48.82	(2)%

	Revenue ($ millions)[1]		194	192	1%	391	554	(29)%

	Gross profit (loss) ($ millions)		(1)	6	(117)%	(28)	42	(167)%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments. Please see our annual MD&A for more information.

Management’s discussion and analysis and financial statements

The 2016 annual MD&A and consolidated financial statements provide a detailed explanation of our operating results for the three and twelve months ended December 31, 2016, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: the statements made by Cameco’s president and CEO on the first page regarding our expectation that the steps we are taking to strengthen our core business will benefit our performance over time, our expectation of continued growth in reactor construction and increasing uranium demand, and that we are well positioned to seize that demand; our expectation that the JV Inkai restructuring agreement will strengthen and extend our partnership with Kazatomprom; and our expectation that the planned operational changes we announced on January 17, 2017 will further reduce costs and improve efficiency at our uranium mining operations. Material risks that could lead to a different result include: unexpected changes in demand for uranium, our production and other costs, our mineral reserve and resource estimates, and government regulations or policies; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; and the risk that our cost reduction strategies are unsuccessful, or have unanticipated consequences. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand; our costs; the accuracy of our reserve and resource estimates; the absence of new and adverse government regulations or policies; the successful outcome of any litigation or arbitration claims against us; our ability to complete contracts on the agreed-upon terms; and that our cost reduction strategies will successfully achieve their objectives. Please also review the discussion in our 2016 annual MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our fourth quarter conference call on Friday, February 10, 2017 at 11:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, March 10, 2017, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 1098)

2017 quarterly report release dates

We plan to announce our 2017 quarterly results as follows:

•	first quarter consolidated financial and operating results: before markets open on April 28, 2017

•	second quarter consolidated financial and operating results: before markets open on July 27, 2017

•	third quarter consolidated financial and operating results: before markets open on October 27, 2017

The 2018 date for the announcement of our fourth quarter and 2017 consolidated financial and operating results will be provided in our 2017 third quarter MD&A. Announcement dates are subject to change.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

- End -

Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593